

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via Email

Steven M. Sherwyn
Chief Financial Officer and Treasurer
Care Investment Trust Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

     Re: **Care Investment Trust Inc.**
              Form 10-K
              Filed March 31, 2011
              File No. 001-33549

Dear Mr. Sherwyn:

We have reviewed your response letter dated July 21, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 2 — Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page 64

1. We have considered your response to our prior comment 4. We are still unclear as to *why* purchased net assets were valued at approximately $23 million more than the amount paid by Tiptree. Please give us a summary of the facts and circumstances that lead to purchased net assets being recorded at a value in excess of the amount paid by Tiptree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief